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SEC FILE NUMBER
8-66039

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Washington DC
409

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Waller Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Rockefeller Plaza, Ste 2322
(No. and Street)

New York, NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name - if individual, state last, first, middle name)

60 Crossways Park Drive West, Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Garrett Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Waller Capital Securities, LLC, as of December 31. 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

STATE OF NEW YORK COUNTY OF NEW YORK
SWORN TO BEFORE ME ON MARCH 14, 2016

Garrett Baker, President

Notary Public

WILLIAM J. PLUCINSKI
Notary Public, State of New York
No. 01PL4617853
Qualified in New York County
Commission Expires March 30, 2019

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
( )	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
( )	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

Waller Capital Securities LLC
1 Rockefeller Plaza
New York, NY 10020

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

****

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member
Waller Capital Securities LLC

We have audited the accompanying statement of financial condition of Waller Capital Securities LLC. (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Waller Capital Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 19, 2016

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

Waller Capital Securities LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	64,011
Prepaid expenses		575
Total assets	$	64,586
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	8,962
Member's equity		55,624
Total liabilities and member's equity	$	64,586

The accompanying notes are an integral part of this financial statement.

1. General

Waller Capital Securities, LLC (the "Company") was organized on June 13, 2000, and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was established to raise capital for customers, primarily in the media industry, through the private placement of equity and debt securities in the United States.

The Company is in dispute with a client on whether or not a success fee of $500,000 is due to the Company as of December 31, 2015. The Company charged the minimum fee upon completion of a transaction in March 2015, and expected to collect the additional fees as subsequent transactions closed. Subsequent transactions closed in 2015, but the client contends the Company is not owed additional fees as the Company did not bring in the subsequent investors.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capital Contributions
The sole member, Waller Capital Partners (the "Parent"), intends to infuse sufficient working capital to meet any operational shortfalls and to continue compliance with minimum net capital requirements. During the year ended December 31, 2015, the sole member contributed $488,508 of additional capital, of which $110,000 was cash and $378,508 was non-cash contributions.

Revenue Recognition
The Company recognizes transactions fees at the time the transaction is completed and the income is readily determinable.

Income Taxes
As a limited liability company, the Company is not liable for Federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities.

The Company is a disregarded entity and files as part of the consolidated New York City Unincorporated Business tax return through its Parent.

The Company has adopted the authoritative guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2015, the member determined that the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal tax examinations for years before 2012.

3. Related Party

The Company entered into an expense sharing agreement with its sole member, dated June 9, 2003, and amended May 2012. During 2015, services amounting to $126,600 were provided under the expense sharing agreement. During 2015, the sole member contributed capital to the Company in the amount of $110,000 in addition to the services provided under the expense sharing agreement.

4. Commitments and Contingencies

On June 6, 2014, a former consultant to the Company and its parent filed a complaint in court that he is due $572,625 compensation pursuant to his consulting agreement. The case is in phase of discovery and the Company and its Parent intend to vigorously defend this matter and deny any liability for the claims asserted.

5. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2015, the Company had net capital, as defined, of $55,049 which was $16,277 above its required net capital of $38,772. The Company had aggregate indebtedness of $581,587 and its ratio of aggregate indebtedness to net capital was 10.56 to 1.

6. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 19, 2016, the date for which the financial statements were issued. Based upon this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements

SEC
Mail Processing
Section

MAR 15 2016

Washington DC
409

March 14, 2016

Securities and Exchange Commission
Washington, DC

To whom it may concern:

Attached is a revised December 31, 2015 audit report for Waller Capital Securities, LLC. Please disregard the previous filing.

Sincerely,

Kenneth R. George, FINop